Exhibit 99.39

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

The securities offered under this short form prospectus have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or any state securities laws.  Accordingly, the securities offered hereby may not be offered, sold or delivered within the United States of America, its territories or possessions (the “United States”) except in transactions exempt from such registration.  This short form prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby within the United States.  See “Plan of Distribution”.

Information has been incorporated by reference in this short form prospectus from documents filed with securities commissions or similar authorities in Canada.  Copies of the documents incorporated herein by reference may be obtained on request without charge from Richard Bear, Chief Financial Officer of CRH Medical Corporation, at 522 - 999 Canada Place, World Trade Center, Vancouver, B.C., V6C 3E1, telephone: 604-633-1440, and are also available electronically at www.sedar.com.

NEW ISSUE	SHORT FORM PROSPECTUS	MARCH 18, 2015

CRH MEDICAL CORPORATION

C$23,800,000
7,000,000 Common Shares

CRH Medical Corporation (“CRH” or the “Company”) hereby qualifies for distribution in British Columbia, Alberta, Manitoba and Ontario an aggregate of 7,000,000 common shares (the “Offered Shares”, as modified below) in the capital of the Company (the “Offering”) at an offering price of C$3.40 per Offered Share (the “Offering Price”).  The Offered Shares will be sold pursuant to an underwriting agreement dated March 11, 2015 (the “Underwriting Agreement”) among the Company and Clarus Securities Inc. (the “Lead Underwriter”), Bloom Burton & Co. Limited (“Bloom Burton”), Acumen Capital Finance Partners Limited and Beacon Securities Limited (collectively with the Lead Underwriter, the “Underwriters”). The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters with reference to the prevailing market price of the Shares (defined below).  See “Plan of Distribution”.

The outstanding common shares (the “Shares”) of the Company are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) under the symbol “CRH”.  On March 4, 2015, the last full trading day prior to the announcement of the Offering, the closing price of the Shares on the TSX was C$3.56.  On March 17, 2015, the last trading day prior to filing this short form prospectus, the closing price of the Shares on the TSX was C$3.40. CRH has received conditional approval to list the Offered Shares distributed under this short form prospectus, and the Broker Shares (as defined below) issuable upon exercise of the Broker Warrants (as defined below) on the TSX.  Listing will be subject to CRH fulfilling all of the listing requirements of the TSX on or before June 9, 2015.

Price: C$3.40 per Offered Share

Certain of the Underwriters and their affiliates have engaged, and may in the future engage, in investment banking, commercial banking and other financial advisory and commercial dealings in the ordinary course of business with the Company and its affiliates. They have received (or will receive) customary fees and commissions for these transactions. An affiliate of Bloom Burton, Bloom Burton Healthcare Structuring Lending Fund II LP (“Bloom Burton Healthcare Fund”), acts as a lender to the Company under the Loan Agreement (as defined below). Accordingly, the Company may be considered a “related” or “connected” issuer of Bloom Burton for the purposes of applicable Canadian securities laws. The decision to offer the Offered Shares was made solely by the Company and the terms upon which the Offered Shares are being offered were determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters, with reference to the prevailing market price of the Shares. The Company is currently in compliance with the Loan Agreement, and no breach thereof has been waived by any of the Underwriters or their affiliates since the execution of the Loan Agreement. See “Relationship Between the Company and the Underwriters”.

i

	Price to Public		Underwriters’ Fee(1)		Net Proceeds to the Company(2)(3)
Per Offered Share	C$	3.40	C$	0.204	C$	3.196
Total	C$	23,800,000	C$	1,428,000	C$	22,372,000

Notes:

(1)             Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to pay a cash commission to the Underwriters equal to 6.0% of the gross proceeds of the Offering (including on any exercise of the Over-Allotment Option (as defined below)) (the “Underwriters’ Fee”), being C$0.204 per Offered Share. The Company has also agreed to issue to the Underwriters broker warrants (the “Broker Warrants”) entitling the Underwriters to subscribe for that number of Shares (each, a “Broker Share”) as is equal to 3.0% of the total number of Offered Shares issued by the Company (including Offered Shares issued on any exercise of the Over-Allotment Option), subject to adjustment in certain circumstances. Each Broker Warrant is exercisable for one Share at a price of C$3.40 per Broker Share for a period of 18 months following the Closing Date (as defined below). This short form prospectus qualifies the distribution of the Broker Warrants and on due exercise of said Broker Warrants, the issuance of the Broker Shares. See “Plan of Distribution”.

(2)             After deducting the Underwriters’ Fee in respect of the Offering, but before deducting the expenses of the Offering, estimated to be approximately C$500,000, which will be paid by the Company from the proceeds of the Offering.

(3)             The Company has granted to the Underwriters an option (the “Over-Allotment Option”), which is exercisable in whole or in part for a period of 30 days from the Closing Date, to purchase up to an additional 1,050,000 Shares (the “Additional Shares”) on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes.  If the Over-Allotment Option is exercised in full, the total Price to Public, Underwriters’ Fee and Net Proceeds to the Company will be C$27,370,000, C$1,642,200 and C$25,727,800 (before total estimated expenses of approximately C$500,000), respectively.  See “Plan of Distribution”.  This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Additional Shares on the exercise of the Over-Allotment Option.  A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases. Unless the context requires otherwise, all references herein to the “Offered Shares” include the Additional Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice.  During the distribution of the Offering and subject to applicable laws, the Underwriters may effect transactions in the Offered Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.  See “Plan of Distribution”.

No certificate evidencing the Offered Shares will be issued to purchasers under this short form prospectus.  The Offered Shares are expected to be deposited electronically with CDS Clearing and Depository Services Inc. (“CDS”) on the Closing Date, which is anticipated to be on or about March 25, 2015 or such other date as may be agreed upon between the Company and the Underwriters, but in any event no later than 42 days after the date of the final receipt for this short form prospectus (the “Closing Date”). Purchasers of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased. See “Plan of Distribution”.

The following table sets out the number of Additional Shares that may be issued by the Company to the Underwriters pursuant to the Over-Allotment Option:

Underwriters’ Position	Maximum Size	Exercise Period	Exercise Price
Over-Allotment Option	1,050,000 Additional Shares	Up to 30 days from the Closing Date	C$3.40 per Additional Share

The Underwriters, as principals, conditionally offer the Offered Shares, subject to prior sale, if, as and when issued by the Company and accepted by the Underwriters in accordance with the conditions contained in the Underwriting Agreement referred to under “Plan of Distribution” and subject to approval of certain legal matters relating to the Offering by Blake, Cassels & Graydon LLP, on behalf of the Company, and by Cassels Brock & Blackwell LLP, on behalf of the Underwriters.

The Underwriters may offer the Offered Shares at a price lower than that stated above. See “Plan of Distribution”.

Prospective investors should rely only on the information contained or incorporated by reference in this short form prospectus. The Company and the Underwriters have not authorized anyone to provide prospective investors with information different from that contained or incorporated by reference in this short form prospectus. Readers should not assume that the information contained in this short form prospectus is accurate as of any date other than the date on the cover page of this short form prospectus, unless otherwise indicated.

The head office of CRH is located at 522 — 999 Canada Place, World Trade Center, Vancouver, British Columbia, V6C 3E1.  The registered office of CRH is located at 595 Burrard Street, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3.

Each of Richard Bear, Chief Financial Officer of the Company, and Dr. David Johnson, Dr. Bergein Overholt, Todd Patrick and Matt Pauls, each a director of the Company, resides outside of Canada and has appointed Blakes Vancouver Services Inc., c/o Blake, Cassels & Graydon LLP, 595 Burrard Street, P.O. Box 49314, Suite 2600, Three Bentall Centre, Vancouver, British Columbia, V7X 1L3 as their agent for service of process.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in the Offered Shares is highly speculative and involves significant risks that should be carefully considered by prospective investors.  The risks outlined in this short form prospectus and in the documents incorporated herein by reference should be carefully reviewed and considered by prospective investors.  See “Risk Factors” and “Cautionary Statements Regarding Forward-Looking Statements”.

Prospective investors are advised to consult their own tax advisors regarding the application of Canadian federal income tax laws to their particular circumstances, as well as any other provincial, territorial, local, foreign and other tax consequences of acquiring, holding or disposing of Offered Shares, including the Canadian federal income tax consequences applicable to a foreign controlled Canadian corporation that acquires Offered Shares.

References to CRH or the Company also include its subsidiary entities as the context requires.

TABLE OF CONTENTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY AND EXCHANGE RATE INFORMATION	2

DOCUMENTS INCORPORATED BY REFERENCE	3

DESCRIPTION OF THE BUSINESS	4

RECENT DEVELOPMENTS	5

USE OF PROCEEDS	5

PLAN OF DISTRIBUTION	6

ELIGIBILITY FOR INVESTMENT	8

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED	8

PRIOR SALES	8

TRADING PRICE AND VOLUME	9

RELATIONSHIP BETWEEN THE COMPANY AND THE UNDERWRITERS	10

RISK FACTORS	10

CONSOLIDATED CAPITALIZATION	13

LEGAL MATTERS	13

AUDITOR, TRANSFER AGENT AND REGISTRAR	13

PURCHASERS’ RIGHTS OF WITHDRAWAL AND RESCISSION	13

CERTIFICATE OF THE COMPANY	1

CERTIFICATE OF THE UNDERWRITERS	2

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This short form prospectus, contains forward-looking statements within the meaning applicable securities legislation concerning profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital; numbers of patient procedures performed annually; anticipated benefits of the GAA Acquisition (as defined below) and other events or conditions that may occur in the future. These forward-looking statements may include statements regarding perceived merit of our products and services, budgets, capital expenditures, operating costs, cash flow estimates and similar statements relating to our products, services, timelines, strategic plans, including our plans and expectations relating to the CRH O’Regan System, our anesthesiology operations, or other statements that are not statements of fact. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Readers are cautioned regarding statements discussing profitability; growth strategies; anticipated trends in our industry; our future financing plans; our anticipated needs for working capital; numbers of patient procedures performed annually; and anticipated benefits of the GAA Acquisition.  Actual events or results may differ materially from those discussed in forward-looking statements.  There can be no assurance that the forward-looking statements currently contained in this short form prospectus will in fact occur. The Company bases its forward-looking statements on information currently available to it, and the Company disclaims any intent or obligation to update or revise publicly any forward-looking statements whether as a result of new information, estimates or options, future events or results or otherwise, unless required to do so by law.

Forward-looking statements are based on a number of assumptions and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others:

•                  Our need for additional financing and our estimates regarding our capital requirements, future revenues and profitability.

•                  Unfavourable economic conditions which could have an adverse effect on our business.

•                  Risks related to the Company’s Senior Credit Facility (as defined below) and Subordinated Credit Facility (as defined below).

•                  The policies of health insurance carriers may affect the amount of revenue the Company receives.

•                  Our ability to successfully market and sell our products and services.

•                  Our estimates of the size of the potential markets for our products and services.

•                  We may be subject to competition and technological risk which may impact the price and amount of product we can sell and nature of services we can provide.

•                  Our ability to and the cost of compliance with extensive existing regulation and any changes or amendments thereto.

•                  Changes within the medical industry and third-party reimbursement policies and our estimates of associated timing and costs with the same.

•                  Changes in key United States federal or state laws, rules, and regulations.

•                  Our ability to establish, maintain and defend intellectual property rights.

•                  Risks related to U.S. antitrust regulations.

•                  Risks related to record keeping and confidentiality by our affiliated physicians.

•                  Our ability to recruit and retain qualified physicians to provide our services.

•                  Our ability to enforce non-competition covenants of any departed physicians.

•                  Risks related to corporate practice of medicine and our ability to renew and maintain agreements with anesthesiologists and other contractors.

•                  Risks related to our ability to renegotiate, renew or replace services agreements under which we provide anesthesia services.

•                  Risks related to changes in regulations that would necessitate adapting or re-negotiating our existing operating agreements.

•                  Our ability and forecasts of expansion and the Company’s management of anticipated growth.

•                  Our senior management has been key to our growth and we may be adversely affected if we are unable to retain, conflicts of interest develop with, or we lose any key member of, our senior management.

•                  Risks associated with manufacture of our products and our economic dependence on suppliers.

•                  Changes in the industry and the economy may affect the Company’s business.

•                  Risks related to the competitive nature of the medical industry.

•                  Evolving regulation of corporate governance and public disclosure may result in additional corporate expenses.

•                  Adverse events relating to our product or services could result in risks relating to product liability, medical malpractice, other legal claims, insurance, product recalls and other liabilities.

•                  Risks associated with use of our products in unapproved circumstances.

•                  Various risks associated with legal, regulatory or investigative proceedings.

•                  Health and safety risks are intrinsic within our industry.

•                  Our ability to successfully identify evaluation and complete future transactions.

•                  Anti-takeover provisions create risks related to lost opportunities.

•                  Risks related to influence of significant shareholders on our operations or common share price.

•                  We may not continue to attract gastroenterologists and other licensed providers to purchase and use the CRH O’Regan System or to provide our services.

•                  Our clinical support specialists may not be able to increase adoption of the CRH O’Regan System.

•                  Risks associated with the trading of our common shares on a public marketplace.

•                  Risks related to adverse movements in foreign currency exchange rates.

•                  Risks related to maintaining our foreign private issuer status.

Although the GAA Acquisition (as defined herein) has diversified the Company’s revenue sources, any adverse event directly or indirectly related to the CRH O’Regan System will have a material impact on the Company’s financial performance. In addition, there is a risk that some or all of the expected benefits from the GAA Acquisition will not be realized, and risks associated with the integration of the GAA Business (as defined herein), as planned.

The above list is not exhaustive of the factors that may affect any of our forward-looking statements. Forward looking statements are statements about the future and are inherently uncertain, and our actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this short form prospectus under the heading “Risk Factors”, in the AIF under the heading “Risk Factors” and elsewhere.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. The forward looking statements contained in this short form prospectus are based on the beliefs, expectations and opinions of management as of the date hereof. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers and investors should not place undue reliance on forward-looking statements.  The Company does not intend to update forward-looking statements, except as required by law.

CURRENCY AND EXCHANGE RATE INFORMATION

Unless otherwise indicated, all references to “C$” or “dollars” in this short form prospectus refer to Canadian dollars.  References to “US$” in this short form prospectus refer to United States dollars.

The following table sets forth (a) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (b) the average exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods; and (c) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, in each case based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

	Fiscal Year Ended
	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012
Rate at the end of period	0.8620	0.9402	1.0051
Average rate during period	0.9052	0.9707	1.0006
Highest rate during period	0.9422	1.0164	1.0299
Lowest rate during period	0.8589	0.9348	0.9599

The noon exchange rate on March 17, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into United States dollars was C$1.00 equals US$0.7831.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference into this short form prospectus from documents filed with the securities commissions or similar authorities in Canada.

The following documents, filed with the securities regulatory authorities in the jurisdictions in Canada in which the Company is a reporting issuer, are specifically incorporated by reference into, and form an integral part of, this short form prospectus:

1)             the annual information form of the Company for the year ended December 31, 2014 dated March 3, 2015 (the “AIF”);

2)             the management information circular of the Company dated May 16, 2014 regarding the annual general meeting of shareholders of the Company that was held on June 19, 2014;

3)             the audited annual consolidated financial statements of the Company as at and for the years ended December 31, 2014 and 2013, together with the notes thereto, and the auditor’s report thereon (the “Annual Financial Statements”);

4)             management’s discussion and analysis of financial condition and results of operations of the Company for the year ended December 31, 2014 (the “Annual MD&A”);

5)             the business acquisition report of the Company dated February 13, 2015 reporting the effect of the Company’s December 1, 2014 acquisition (the “GAA Acquisition”) of control over the business assets and interests of Gastroenterology Anesthesia Associates, LLC (“GAA”); and

6)             the material change report of the Company dated March 6, 2015 reporting the announcement of the Offering.

Any statement contained in this short form prospectus or in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for purposes of this short form prospectus to the extent that a statement contained in this short form prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference into this short form prospectus modifies or supersedes that statement.  The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made.  Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this short form prospectus.

Any document of the type required to be incorporated into the short form prospectus by item 11.1 of Form 44-101F1 — Short Form Prospectus Distributions (excluding confidential material change reports and excluding those portions of documents that are not required pursuant to National Instrument 44-101 — Short Form Prospectus Distributions to be incorporated by reference herein) filed by the Company after the date of this short form prospectus and before the termination of the distribution are deemed to be incorporated by reference in this short form prospectus.  Copies of the documents incorporated by reference may be obtained on request without charge from Richard Bear, the Chief Financial Officer of the Company at the above-mentioned address and telephone number and are also available electronically on the SEDAR website at www.sedar.com.  Information on the Company’s website does not constitute part of this short form prospectus.

Marketing Materials

Any “template version” of any “marketing materials” (as defined in National Instrument 41-101 — General Prospectus Requirements) that are utilized by the Underwriters in connection with the Offering are not part of this short form prospectus to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this short form prospectus. Any template version of any other marketing materials filed on SEDAR at www.sedar.com after the date of this short form prospectus but before the termination of the distribution under the Offering (including any amendments to, or an amended version of, the marketing materials) is deemed to be incorporated by reference in this short form prospectus.

DESCRIPTION OF THE BUSINESS

CRH Medical Corporation is a North American company focused on providing physicians with innovative products and services for the treatment of gastrointestinal diseases. The Company’s product distribution strategy focuses on physician education, patient outcomes, and patient awareness. The Company’s first product, the CRH O’Regan System, is a single use, disposable, hemorrhoid banding technology that is safe and highly effective in treating hemorrhoid grades I — IV.  CRH distributes the CRH O’Regan System, treatment protocols, operational and marketing expertise as a complete, turnkey package directly to physicians, allowing CRH to create meaningful relationships with the physicians it serves.

To the knowledge of CRH’s management, the CRH O’Regan System is the only disposable, minimally invasive, self-contained device for banding hemorrhoids. The table below, which compares the CRH O’Regan System to the traditional devices, was prepared by the Company’s management:

	CRH O’Regan System	McGiveny Ligator	Saeed “Short Shot”	Ultroid	Kilroid Not available in North America	HET	Endoscopic Banding
Assistance required	No	Often	Often	Sometimes	Often	Often	Yes
Length of procedure	Approximately 1 minute	Approximately 2-5 minutes	Approximately 2-5 minutes	Approximately 5 – 25 minutes	Approximately 5 - 10 minutes	Approximately 1 minute	Approximately 2-5 minutes
Patient comfort	No Anoscope required, greater patient comfort	Anoscope and technique increase patient discomfort	Technique and multiple site banding increases patient discomfort	Length of procedure and Probe used for procedure increase patient discomfort.	Technique increases patient discomfort	Most patients receive anesthesia because of risk of discomfort	Requires bowel preparation and sedation
Ease of Use by Physician	Easy to learn one handed technique	2 handed techniques required, instrumentation is more difficult to utilize	2 handed technique required	2 handed technique required, length of procedure make instrumentation is more difficult to utilize	2 handed technique required	Requires specialized anoscope and grasping devices	Requires endoscope and multiple assistance
Cleaning	Disposable	Sterilization and maintenance required.	Disposable, significantly more waste with suction tubing canisters	Disposable probe, hand piece not disposable and cannot be sterilized	Disposable, significantly more waste with suction tubing canisters	Disposable	Sterilization and maintenance required.
Additional Equipment/Capital Investment required	None	Up front instrument purchase Cleaning and sterilizing expense	Wall suction	Power generator	Wall suction	Current generator some instrumentation	Endoscopic facility and associated equipment
Training	On-site physician training	None	None	Non-physician onsite and video	n/a	Non-physician onsite and video	Training included in fellowship
Other Support	Marketing and operation	None	None	Marketing and operational	n/a	None	None
Cost	$65 -75	$590 + cleaning and maintenance	$50 + tubing and canisters	$80	n/a	Approximate initial investment of $1,000 plus approx. $400-$500 per treatment cost	Upwards of $220 (in addition to sterilization, sedation, maintenance)

CRH recently acquired a full service gastroenterology anesthesia company, GAA, which provides anesthesia services for patients undergoing endoscopies and colonoscopies (the “GAA Business”). Performing these procedures under anesthetic makes these procedures more comfortable for patients and allows gastroenterologists to perform more procedures. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. The Company’s goal is to establish CRH as the premier provider of innovative products and essential services to gastroenterologists throughout the United States.

Intercorporate Relationships

The Company has the following wholly owned subsidiaries:

Name	Date of Incorporation	Jurisdiction of Incorporation

CRH Medical Corporation (“CRH US”)	May 20, 2005	Delaware

CRH Anesthesia Management, LLC	November 12, 2014	Delaware

Gastroenterology Anesthesia Associates, LLC(1)	June 12, 2012	Georgia

CRH Anesthesia of Gainesville, LLC	October 31, 2014	Florida

CRH Anesthesia of Sarasota, LLC	April 5, 2014	Florida

Note:

(1)           The shares of Gastroenterology Anesthesia Associates, LLC are owned by an individual medical practitioner. Both GAA’s operations and corporate structure are governed by certain agreements, including a loan by CRH US to the individual medical practitioner.  These agreements, including the affirmative and negative covenants therein in favour of CRH, effectively provide CRH control of GAA.

RECENT DEVELOPMENTS

On March 2, 2015, the Company announced two transactions (the “Recent Transactions”) whereby CRH will provide anesthesia services to four ambulatory surgery centers in Florida and North Carolina serving approximately 9,000 patient procedures per year. The first transaction, representing the acquisition of an anesthesia provider servicing three ambulatory surgery centers and approximately 5,000 annual procedures, is effective immediately. The second transaction represents a new anesthesia services customer and will be effective in May 2015. Funding for each transaction will be through CRH’s cash on hand.

USE OF PROCEEDS

The net proceeds to the Company from the Offering, after deducting the Underwriters’ Fee and the estimated expenses of the Offering (approximately C$500,000), will be C$21,872,000 (or C$25,227,800 if the Over-Allotment Option is exercised in full).  The Company intends to allocate the net proceeds of the Offering (i) to reduce corporate indebtedness, including the principal outstanding under the Senior Credit Facility, (ii) to grow and support our anesthesia services operations, and (iii) for working capital and general corporate purposes.

The net proceeds from the Offering will be used as follows:

Use of Proceeds	Approximately
Reduce Corporate Indebtedness	C$	9,081,741
Growth and Support of our Anesthesia Services Operations	C$	10,000,000
Working Capital / General Corporate	C$	2,790,259
Total (exclusive of Over-Allotment Option):	C$	21,872,000

The Company will require additional financing over and above the Offering, in order to meet its business objectives and there can be no assurances that such financing sources will be available as and when needed. See “Risk Factors”.

The Company intends to spend the available funds as set forth above based on plans approved by the Board of Directors of the Company and consistent with established internal control guidelines. The anticipated use of net proceeds of the Offering as detailed above is based on the best estimates prepared by management of the Company.

On closing of the Offering, CRH will immediately use approximately C$9,081,741 of the net proceeds to reduce indebtedness under the Company’s Senior Credit Facility. On December 1, 2014, CRH entered into credit facilities with each of Knight Therapeutics Inc. (“Knight”), for a principal amount of US$30 million (the “Senior Credit Facility”), and affiliates of Crown Capital Partners Inc. (“Crown”), for a principal amount of approximately C$22.5 million (the “Subordinated Credit Facility” and, together with the Senior Credit Facility, the “Credit Facilities”), concurrently with the closing of the GAA Acquisition. Various ancillary agreements were also entered into in connection with the Credit Facilities, including a collateral agency and intercreditor agreement between the Company, Knight and Crown, as well as a subordination agreement between the Company, Knight, Crown and Bloom Burton Healthcare Fund. The GAA Acquisition was financed by cash on hand along with the Credit Facilities and the Loan Agreement, as more particularly described in “Relationship between the Company and the Underwriters”. The Credit Facilities are each provided pursuant to credit agreements entered into by the Company and the respective lenders as of December 1, 2014, and copies are available at www.sedar.com. Neither Knight nor Crown is an insider of CRH.

A portion of the net proceeds is intended to be used to grow and support the Company’s anesthesia services business and operations over approximately the next 12 to 24 months. CRH plans to leverage the capabilities it acquired through GAA to consolidate the highly fragmented gastroenterology anesthesia provider business. One of the Company’s goals is to establish CRH as the premier provider of innovative products and essential services, including anesthesia related services, to gastroenterologists throughout the United States. In order to grow and support CRH’s anesthesia service, proceeds from the Offering may be spent on marketing, increasing sales staff or retention of additional consultants, securing new services agreements, acquisitions or other uses that may improve patient care.

In respect of any additional acquisitions in anesthesia services, similar to the Recent Transactions, the Company anticipates that it will, from time to time, have opportunities to acquire one or more anesthesia services businesses and it intends to set aside a portion of the net proceeds from the Offering for such acquisitions. None of the net proceeds of the Offering will be used to finance the Recent Transactions. The Company has not entered into any agreements or understandings with respect to any further acquisitions and, as a result, the prices and terms of additional transactions, if any, are not known. Due to the restrictive covenants in each of the Credit Facilities, the Company is restricted from completing certain transactions without the prior consent of each of Knight and Crown.

Pending the use of the net proceeds, the funds may be invested in a business investment savings account and may be invested in other quality short-term investments at the discretion of management of the Company.

There may be circumstances where, for sound business reasons, a reallocation of the net proceeds may be necessary. The actual amount that the Company spends in connection with each of the intended uses of proceeds may vary significantly from the amounts specified above and will depend on a number of factors, including those referred to under “Risk Factors”.

If the Over-Allotment Option is exercised in full, the Company will receive additional net proceeds of C$3,355,800 after deducting the Underwriters’ Fee and estimated expenses of the Offering. The net proceeds from the exercise of the Over-Allotment Option, if any, will be applied towards reducing indebtedness under the Senior Credit Facility in the amount of approximately C$889,991, with the balance of such net proceeds being applied to working capital and for general corporate purposes.

PLAN OF DISTRIBUTION

Pursuant to the Underwriting Agreement, the Company has agreed to sell and the Underwriters have agreed to purchase, as principals, on the Closing Date, 7,000,000 Offered Shares at the Offering Price, payable in cash to the Company against delivery of the Offered Shares.  The obligations of the Underwriters under the Underwriting Agreement are several and not joint, nor joint and several, and subject to compliance with all legal requirements and the conditions contained in the Underwriting Agreement. Each Underwriter may terminate its obligations under the Underwriting Agreement at its discretion on the basis of a “material change out”, “disaster out”, “breach out” and upon the occurrence of certain other stated events. The Underwriters are, however, obligated to take up and pay for all of the 7,000,000 Offered Shares if any of those Offered Shares are purchased under the Underwriting Agreement.  The terms of the Offering, including the Offering Price, were determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters, with reference to the prevailing market price of the Shares.

Subscriptions for Offered Shares will be received subject to rejection or allotment in whole or in part and the Underwriters reserve the right to close the subscription books at any time without notice. During the distribution of the Offering and subject to applicable laws, the Underwriters may effect transactions in the Offered Shares in accordance with applicable market stabilization rules. Such transactions, if commenced, may be discontinued at any time.

Pursuant to the Underwriting Agreement, the Company appointed the Underwriters to offer the Offered Shares to the public in each of the provinces of British Columbia, Alberta, Manitoba and Ontario.  Subject to applicable law and the terms and conditions of the Underwriting Agreement, the Underwriters may offer the Offered Shares in those jurisdictions outside of Canada where the offer and sale of the Offered Shares will not require the qualification or registration of the Offered Shares. In consideration for such services, the Company has agreed to pay to the Underwriters the Underwriters’ Fee equal to 6.0% of the gross proceeds of the Offering (including on any exercise of the Over-Allotment Option), being C$0.204 per Offered Share. The Company has also agreed to issue to the Underwriters the Broker Warrants entitling the Underwriters to subscribe for that number of Broker Shares as is equal to 3.0% of the total number of Offered Shares issued by the Company (including Offered Shares issued on any exercise of the Over-Allotment Option), subject to adjustment in certain circumstances. Each Broker Warrant is exercisable for one Share at a price of C$3.40 per Broker Share for a period of 18 months following the Closing Date. This short form prospectus qualifies the distribution of the Broker Warrants and, on due exercise of said Broker Warrants, the issuance of the Broker Shares.

Pursuant to the terms and conditions of the Underwriting Agreement, the Company has agreed to reimburse the Underwriters for certain expenses, including legal and out-of-pocket expenses incurred in connection with the Offering. The Underwriters’ expenses shall be netted out of the gross proceeds of the Offering otherwise payable to the Company on the Closing Date. The Company has also agreed to indemnify the Underwriters, their respective subsidiaries and affiliates and each of their respective personnel, insofar as any losses, claims, actions, suits, proceedings, damages, liabilities or expenses arise out of or are based upon, directly or indirectly, the performance of any of the indemnified parties’ obligations pursuant to the Underwriting Agreement.

The Company has granted to the Underwriters the Over-Allotment Option, which is exercisable in whole or in part for a period of 30 days from the Closing Date and pursuant to which the Underwriters may purchase up to 1,050,000 Additional Shares on the same terms as set forth above to cover over-allotments, if any, and for market stabilization purposes.  This short form prospectus qualifies the grant of the Over-Allotment Option and the issuance of Additional Shares on the exercise of the Over-Allotment Option.  A purchaser who acquires Additional Shares forming part of the Underwriters’ over-allocation position acquires those Additional Shares under this short form prospectus, regardless of whether the over-allocation position is ultimately filled through the exercise of the Over-Allotment Option or secondary market purchases.

The Company has received conditional approval to list the Offered Shares distributed under this short form prospectus, and the Broker Shares issuable upon exercise of the Broker Warrants, on the TSX. Listing will be subject to the Company fulfilling all of the listing requirements of the TSX on or before June 9, 2015.

The Company has agreed with the Underwriters that it will not directly or indirectly, issue, authorize or sell (or announce its intention to do any of the foregoing), or negotiate or enter into an agreement to sell or issue, any securities of the Company (including those that are convertible or exchangeable into securities of the Company), for a period commencing on March 5, 2015 and ending 90 days after the Closing Date, without the prior written consent of the Lead Underwriter, on behalf of the Underwriters, such consent not to be unreasonably withheld or delayed, provided that no notification or consent is required in conjunction with (i) the Offering, (ii) the issuance of non-convertible debt securities, (iii) issuances pursuant to the stock option plan or restricted share unit plan of the Company, (iv) the exercise of convertible securities, options or warrants of the Company outstanding as of March 5, 2015, or (v) the acquisition of shares or assets of at arm’s length persons.

The Company has also agreed with the Underwriters that it shall cause each of its directors and officers to enter into lock-up agreements in a form satisfactory to the Company and the Lead Underwriter, on behalf of the Underwriters, which shall be negotiated in good faith and contain customary provisions, pursuant to which each such person agrees, for a period of 90 days after the Closing Date, not to directly or indirectly, offer, sell, contract to sell, grant any option to purchase, make any short sale, or otherwise dispose of, or transfer (or announce any intention to do any of the foregoing) any securities of the Company, whether now owned directly or indirectly, or under their control or direction, or with respect to which each has beneficial ownership, or enter into any transaction or arrangement that has the effect of transferring, in whole or in part, any of the economic consequences associated with the ownership of securities of the Company (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise) other than pursuant to a take-over bid or any other similar transaction or offer made generally to all of the shareholders of the Company.

The Underwriters propose to offer the Offered Shares initially at the Offering Price. After the Underwriters have made reasonable efforts to sell all of the Offered Shares at the Offering Price, the Offering Price may be decreased and may be further changed from time to time to an amount not greater than the Offering Price, and the compensation realized by the Underwriters will be decreased by the amount that the aggregate price paid by the purchasers of the Offered Shares is less than the gross proceeds paid by the Underwriters to the Company.

Pursuant to rules and policy statements of certain Canadian securities regulators, the Underwriters may not, at any time during the period ending on the date the selling process for the Offered Shares ends and all stabilization arrangements relating to the Offered Shares are terminated, bid for or purchase Shares.  The foregoing restrictions are subject to certain exceptions including (a) a bid for or purchase of Shares if the bid or purchase is made through the facilities of the TSX in accordance with the Universal Market Integrity Rules of the Investment Industry Regulatory Organization of Canada, (b) a bid or purchase on behalf of a client, other than certain prescribed clients, provided that the client’s order was not solicited by the Underwriter, or if the client’s order was solicited, the solicitation occurred before the period of distribution as prescribed by the rules, and (c) a bid or purchase to cover a short position entered into prior to the period of distribution as prescribed by the rules.  The Underwriters may engage in market stabilization or market balancing activities on the TSX where the bid for or purchase of the Shares is for the purpose of maintaining a fair and orderly market in the Shares, subject to price limitations applicable to such bids or purchases. Such transactions, if commenced, may be discontinued at any time.

No certificate evidencing the Offered Shares will be issued to purchasers under this short form prospectus. The Offered Shares are expected to be deposited electronically with CDS on the Closing Date, which is anticipated to be on or about March 25, 2015 or such other date as may be agreed upon between the Company and the Underwriters, but in any event no later than 42 days after the date of the final receipt for this short form prospectus. Purchasers of Offered Shares will receive only a customer confirmation from the registered dealer through which the Offered Shares are purchased.

The Underwriters and their affiliates have performed investment banking, commercial banking and advisory services for the Company from time to time for which they have received customary fees and expenses. The Underwriters and their affiliates may, from time to time, engage in transactions with and perform services for the Company in the ordinary course of their business.

ELIGIBILITY FOR INVESTMENT

In the opinion of Blake, Cassels & Graydon LLP, counsel to the Company, and Cassels Brock & Blackwell LLP, counsel to the Underwriters, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations thereunder (the “Regulations”), provided that the Offered Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX) on the date hereof, the Offered Shares will be “qualified investments” under the Tax Act and the Regulations for a trust governed by a “registered retirement savings plan” (“RRSP”), “registered retirement income fund” (“RRIF”), “tax-free savings account” (“TFSA”), “registered education savings plan”, “deferred profit sharing plan” or “registered disability savings plan” (as those terms are defined in the Tax Act).

Notwithstanding that the Offered Shares may be qualified investments for a TFSA, RRSP or RRIF (a “Registered Plan”), if the Offered Shares are a “prohibited investment” within the meaning of the Tax Act for a Registered Plan, the holder or annuitant of the Registered Plan, as the case may be, will be subject to penalty taxes as set out in the Tax Act.  The Offered Shares will generally not be a prohibited investment for a Registered Plan if the holder or annuitant, as the case may be, (a) deals at arm’s length with the Company for the purposes of the Tax Act, and (b) does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in the Company.  In addition, the Offered Shares will not be a prohibited investment if the Offered Shares are “excluded property” (as defined in the Tax Act for purposes of the prohibited investment rules) for a Registered Plan.

Prospective purchasers who intend to invest through a Registered Plan should consult their own tax advisers with respect to whether Offered Shares would be a prohibited investment having regard to their particular circumstances.

DESCRIPTION OF THE SECURITIES BEING DISTRIBUTED

The Company is authorized to issue 100,000,000 Shares, of which, as of March 17, 2015, there are 61,010,701 Shares issued and outstanding. All the issued Shares are fully paid and are not subject to any future call or assessment. The Shares are without par value and entitle the holders thereof to receive notice of, attend and vote at all meetings of the shareholders of the Company. Each Share carries one vote at such meetings. Holders of Shares are entitled to dividends as and when declared by the directors. In the event of the voluntary or involuntary liquidation, dissolution or winding-up of the Company, after payment of all outstanding debts, the remaining assets of the Company available for distribution will be distributed to the holders of Shares.

PRIOR SALES

The following table summarizes the issuances by the Company of Shares, and securities convertible into Shares, within the 12 months prior to the date hereof.

Shares

Date	Price per Security		Number of Securities	Reason for Issuance

September 22, 2014	C$	0.275	10,938 Shares	Exercise of Stock Options
December 1, 2014	C$	0.82	6,967,845 Shares	Private Placement
December 1, 2014	C$	0.82	5,000,000 Shares	Partial Consideration for Credit Facilities
December 4, 2014	C$	1.21	50,000 Shares	Exercise of Stock Options
December 5, 2014	C$	1.21	25,000 Shares	Exercise of Stock Options
December 11, 2014	C$	1.21	25,000 Shares	Exercise of Stock Options
December 18, 2014	C$	0.60	6,250 Shares	Exercise of Stock Options
February 18, 2015	C$	0.275	12,504 Shares	Exercise of Stock Options
March 3, 2015	C$	1.90	25,000 Shares	Exercise of Stock Options
March 3, 2015	C$	1.45	50,000 Shares	Exercise of Stock Options
March 3, 2015	C$	0.56	18,750 Shares	Exercise of Stock Options
March 3, 2015	C$	0.275	12,500 Shares	Exercise of Stock Options
March 6, 2015	C$	1.00	10,000 Shares	Exercise of Stock Options

Securities Convertible into Shares

Date	Price per Security	Number of Securities	Reason for Issuance
February 20, 2015	N/A	2,276,000 Share Units	Annual and Performance Based Grants

TRADING PRICE AND VOLUME

The Company’s common shares are listed and posted for trading on the TSX under the symbol “CRH”.  The following table sets forth trading information for the common shares of the Company on the TSX for the 12 months preceding the date of this short form prospectus.

	Price range(1)
Month	High		Low		Trading Volume(2)

2014
March	C$	0.92	C$	0.63	1,254,386
April	C$	0.89	C$	0.75	424,342
May	C$	0.81	C$	0.61	299,872
June	C$	0.79	C$	0.67	270,860
July	C$	0.77	C$	0.70	396,313
August	C$	0.79	C$	0.65	395,279
September	C$	0.75	C$	0.65	394,568
October	C$	0.90	C$	0.65	816,790
November	C$	1.10	C$	0.80	1,429,366
December	C$	2.06	C$	1.00	9,730,125

2015
January	C$	2.50	C$	1.90	10,923,991
February	C$	4.15	C$	2.35	11,341,127
March(3)	C$	3.87	C$	3.31	7,481,039

Notes:

(1)    Includes intra-day lows and highs.

(2)    TSX volume traded in the month.

(3)    Includes trading information up to and including March 17, 2015.

On March 17, 2015, the last full trading day on which the Shares traded prior to the filing of this short form prospectus, the closing price of the Shares on the TSX was C$3.40.

RELATIONSHIP BETWEEN THE COMPANY AND THE UNDERWRITERS

As described on the cover page of this short form prospectus, an affiliate of Bloom Burton acts as a lender under the Company’s US$2,000,000 loan agreement, executed on December 1, 2014 (the “Loan Agreement”). See “Material Contracts” in the AIF and Note 13 of the Annual Financial Statements. Accordingly, the Company may be considered a “related” or “connected” issuer of certain of the Underwriters for the purposes of applicable Canadian securities laws. The decision to offer the Offered Shares was made solely by the Company and the terms upon which the Offered Shares are being offered were determined by arm’s length negotiation between the Company and the Lead Underwriter on behalf of the Underwriters, with reference to the prevailing market price of the Shares. The GAA Acquisition was financed by cash on hand along with the Credit Facilities and the Loan Agreement. No proceeds from the Offering will be applied to the benefit of the Underwriters and their affiliates, except that the Underwriters and their affiliates will receive a portion of the Underwriters’ Fee payable by the Company to the Underwriters for services rendered in connection with the Offering. The Company is currently in compliance with all financial covenants under the Loan Agreement, and no breach thereof has been waived by any of the Underwriters or their affiliates since the execution of the Loan Agreement.

RISK FACTORS

An investment in the Offered Shares should be considered highly speculative and involves significant risks due to the nature of our business, our limited operating history and the status of our properties. Investors should carefully consider the information included or incorporated herein by reference in this short form prospectus and CRH’s historical consolidated financial statements and related notes thereto, before making an investment decision concerning the Offered Shares. There are various risks, including those discussed in the Company’s AIF, which are incorporated herein by reference, that could have a material adverse effect on, among other things, the Company’s strategic plans, the operating results of properties, and the business and condition (financial or otherwise) of CRH.

These risk factors, together with all other information included or incorporated by reference in this short form prospectus, including, without limitation, information contained in the section “Cautionary Statement Regarding Forward Looking Statements” and in the Company’s AIF under the heading “Risk Factors”, as well as the risk factors set out below, should be carefully reviewed and considered by investors.

Risks Associated with the Common Shares and the Offering

We have discretion in the use of proceeds.

The Company intends to spend the funds available as stated in this short form prospectus.  However, there may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary.  In such circumstances, the net proceeds will be reallocated at the Company’s sole discretion.

Management will have discretion concerning the use of proceeds of the Offering as well as the timing of their expenditures.  As a result, an investor will be relying on the judgment of management for the application of the proceeds of the Offering.  Management may use the net proceeds of the Offering in ways that an investor may not consider desirable.  The results and the effectiveness of the application of the proceeds are uncertain.  If the proceeds are not applied effectively, the Company’s results of operations may suffer.

We have future capital needs and there are uncertainties as to our ability to raise additional funding.

We require significant additional capital resources to expand our business, in particular the further advancement and growth of our services business and operations.  Actual costs and development time for delivering or improving our services, market expansion of our currently marketed services or acquisition and development of any new services, business or operations will require considerable resources and may exceed management’s current expectations.  In addition, our future cash requirements may vary materially from those now expected.

If sufficient capital is not available, we may be required to delay our business expansion, including the advancement and development of our services business and operations, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.

The trading price for the Shares is volatile.

The trading price of the Shares has been and may continue to be subject to large fluctuations, which may result in losses to investors.  During the 2014 financial year, the trading price and volume of the Shares on the TSX has ranged from a low of $0.61 to a high of C$2.06 per Share.  The trading price of the Shares may increase or decrease in response to a number of events and factors, including:

•                       completion of any acquisition or other strategic transactions;

•                       the Company’s operating performance and the performance of competitors and other similar companies;

•                       the public’s reaction to the Company’s press releases, other public announcements and the Company’s filings with the various securities regulatory authorities;

•                       changes in earnings estimates or recommendations by research analysts who track the Shares or the shares of other companies in the medical product and services sector;

•                       changes in general economic conditions;

•                       the number of Shares to be publicly traded after an offering;

•                       the arrival or departure of key personnel; and

•                       the factors listed under the heading “Cautionary Statement Regarding Forward-Looking Statements”.

In addition, the market price of the Shares is affected by many variables not directly related to the Company’s success and therefore not within the Company’s control, including other developments that affect the market for all resource sector shares, the breadth of the public market for the Shares, and the attractiveness of alternative investments. The effect of these and other factors on the market price of Shares on the exchanges on which the Company trades has historically made the Company’s share price volatile and suggests that the Company’s Share price will continue to be volatile in the future.

As a result of any of these factors, the market price of the Shares at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies following periods of volatility in the market price of their securities. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management’s attention and resources.

Holders of Shares of the Company will be diluted.

As of December 31, 2014, the Company had 60,881,947 Shares and 3,763,750 stock options issued and outstanding. Following the completion of the Offering, there will be an additional 7,000,000 Shares issued and outstanding (and an additional 1,291,500 Shares assuming the exercise of the Over-Allotment Option and Broker Warrants in full).

See “Description of the Securities Being Distributed”. The increase in the number of Shares issued and outstanding, and the sales of such Shares, may have a depressive effect on the price of the Shares. In addition, as a result of such additional Shares, the voting power of the Company’s existing shareholders will be diluted.

Risks Associated with the Company

The policies of health insurance carriers may affect the amount of revenue the Company receives.

The principal market for the Company’s product currently is in the U.S. health care industry.  Reimbursement policies of health care insurers and others, both private and governmental, directly affect the ability of the Company and its customers to receive appropriate reimbursement for procedures related to the Company’s product. Many factors, including mounting concerns about rising health care costs, may cause the providers of such reimbursement to adopt more restrictive reimbursement policies, which may limit the price that the Company can charge for its product and services, affect the Company’s ability to collect reimbursements in a timely manner, or reduce the demand for each of our product and services, all of which would have adverse effect on the Company’s revenues and its financial performance.

If regulations or regulatory interpretations change, we may be obligated to re-negotiate interests of our anesthesiologists or other contractors.

Due to regulations prohibiting the corporate practice of medicine, the shares of GAA are owned by an individual medical practitioner. Both GAA’s operations and corporate structure are governed by certain agreements, including a loan by CRH US to the individual medical practitioner.  These agreements, including the affirmative and negative covenants therein in favour of CRH, effectively provide CRH control of GAA.

If certain regulations or regulatory interpretations change, particularly in relation to the medical practice and physician ownership, we will be obligated to adapt or re-negotiate our operating agreements to comply with such regulations.  The cost of adapting or re-negotiating these interests could be substantial. There can be no assurance, however, that our existing capital resources would be sufficient for us to meet any future obligations to adapt or re-negotiate our operating agreements, if they arise.

The re-negotiating these interests could have a material adverse effect on our financial condition and results of operations. While we believe physician ownership and our operating strategy is in compliance with applicable law, we can give no assurances that legislative or regulatory changes would not have an adverse impact on us. From time to time, these issues are considered by some state legislatures and federal and state regulatory agencies.

Sales of a significant number of our Shares in the public markets, or the perception of such sales, could depress the market price of the Shares.

Sales of a substantial number of our Shares or other equity-related securities in the public markets by the Company or its significant shareholders could depress the market price of the Shares and impair our ability to raise capital through the sale of additional equity securities. We cannot predict the effect that future sales of our Shares or other equity-related securities would have on the market price of our Shares. The price of our Shares could be affected by possible sales of our Shares by hedging or arbitrage trading activity which we expect to occur involving our Shares.  If the Company raises additional funding by issuing additional equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

CRH currently has limited diversification in its business and is dependent on a limited number of products and services.

Larger and multi-national companies have the ability to manage their risk through diversification. However, CRH currently has limited diversification, in terms of the nature of its business and its dependence on the sales of a limited number of products and services. As a result, the Company could be more impacted by factors affecting the medical industry than would be the case if its business were more diversified. Currently, the Company’s primary product is the CRH O’Regan System and its primary service is providing anesthesia services for patients undergoing endoscopies and colonoscopies. Accordingly, CRH is dependent on its ability to commercialize the CRH O’Regan System and its anesthesia services, and any factor that materially adversely affects its ability to do so may have a material adverse effect on the Company’s financial condition and results of operations.

The Company may be unable to realize the anticipated benefits of the GAA Acquisition.

There can be no assurance that management of the Company will be able to fully realize the expected benefits of the GAA Acquisition. There is a risk that some or all of the expected benefits will fail to materialize, or may not occur within the time periods anticipated by management of the Company. The realization of such benefits may be affected by a number of factors, many of which are beyond the control of the Company.

There are risks related to the integration of the GAA Business.

The ability to realize the anticipated benefits of the GAA Acquisition including, among other things, those set forth under the heading “General Development of The Business” in the AIF, will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the ability to realize the anticipated growth, cross-selling opportunities and potential synergies from integrating the GAA Business within the Company’s existing business. This integration will require the dedication of substantial management effort, time and resources which may divert management’s focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of ongoing business, customer and employee relationships that may adversely affect the ability of the Company to achieve the anticipated benefits of the GAA Acquisition.

CONSOLIDATED CAPITALIZATION

As at March 17, 2015, there were 61,010,701 Shares issued and outstanding, outstanding options to purchase an aggregate of 3,635,000 Shares at prices ranging from C$0.28 - C$1.45 per Share, and 2,276,000 outstanding share units under the Company’s share unit plan.

The following table shows the effect of the Offering on the issued capital of the Company from the date of the Annual Financial Statements. The following table should be read in conjunction with the Annual Financial Statements and Annual MD&A incorporated by reference in this short form prospectus:

Annual Financial Statements
	As at December 31, 2014	As at December 31, 2014 After Giving Effect to the Offering(1)(2) (3)	As at December 31, 2014 After Giving Effect to the Offering(3)(4)

Share Capital	US$25,913,839	US$44,767,503	US$48,367,991
(Authorized 100,000,000)	60,881,947 Shares	67,881,947 Shares	69,173,447 Shares
Cash and Cash Equivalents	US$4,133,663	US$15,108,427	US$17,939,580
Total Debt	US$53,563,691	US$46,413,818	US$45,736,759

Notes:

(1)             After deducting the Underwriters’ Fee and estimated expenses of the Offering.

(2)             Assuming no exercise of the Over-Allotment Option or the Broker Warrants.

(3)             Figures converted from Canadian dollars to US dollars using the December 31, 2014 exchange rate of C$1 = US$0.8620.

(4)             Assuming full exercise of the Over-Allotment Option and the Broker Warrants.

LEGAL MATTERS

Certain legal matters relating to the distribution of the Offered Shares pursuant to this short form prospectus will be passed upon by Blake, Cassels & Graydon LLP on behalf of the Company and by Cassels Brock & Blackwell LLP on behalf of the Underwriters.  The partners and associates of Blake, Cassels & Graydon LLP, as a group, and the partners and associates of Cassels Brock & Blackwell LLP, as a group, each beneficially own, directly or indirectly, less than 1.0% of the securities of the Company.

AUDITOR, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is KPMG LLP located at 9th Floor, 777 Dunsmuir Street, Vancouver, British Columbia, Canada V7I 1K3.  KPMG LLP has informed the Company that it is independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia. The Company’s transfer agent and registrar is Computershare Investor Services, 100 University Avenue, 8th Floor, Toronto, Ontario, Canada M5J 2Y1 and 510 Burrard Street, 2nd Floor, Vancouver, British Columbia V6C 3B9.

PURCHASERS’ RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities.  This right may be exercised within two business days after receipt or deemed receipt of a short form prospectus and any amendment.  In several of the provinces of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the short form prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province.  The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of these rights or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

March 18, 2015

This short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

(Signed) EDWARD WRIGHT	(Signed) RICHARD BEAR
Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors:

(Signed) ANTHONY HOLLER	(Signed) IAN WEBB
Director	Director

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CERTIFICATE OF THE UNDERWRITERS

March 18, 2015

To the best of our knowledge, information and belief, this short form prospectus, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form prospectus as required by the securities legislation of British Columbia, Alberta, Manitoba and Ontario.

CLARUS SECURITIES INC.

By:	(Signed) Robert Orviss

BLOOM BURTON & CO. LIMITED

By:	(Signed) Jolyon Burton

ACUMEN CAPITAL FINANCE PARTNERS LIMITED		BEACON SECURITIES LIMITED

By:	(Signed) Kelly Hughes	By:	(Signed) Stephen Delaney

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